

★ Joe Krystofik ★ · 3rd

Board Member at Intellisea

Dallas-Fort Worth Metroplex · 500+ connections · **Contact info**

 Intellisea

 Marquette University

Experience



Board Member
Intellisea
Jun 2016 – Present · 4 yrs 9 mos
Dallas/Fort Worth Area

Intellisea was founded in 2016 by two brothers, Joe Jr and Ken Krystofik, with over 30 years of digital marketing experience to serve small and medium sized businesses, SMB. I was their initial investor, partner and strategic advisor. As of 2021, Intellisea has helped over 200 small and medium sized businesses nationwide increase their digital marketing presence through intelligent search engine optimization, social media growth and digital marketplace advertising. In May 2020, Intellisea filed its first artificial intelligence patent for its own unique Game Changing Digital Marketing platform!



Vice President, North America Sales and Service, Specialty Chemicals
Zep Inc.
2011 – 2015 · 4 yrs

Challenged with reversing 7-year specialty chemical product sales decline for a $300 million division, with full P&L responsibility for 10% EBITDA business. Managed 9 direct reports and over 800 employees focused on sales, distribution, digital marketing, e-commerce, merchandizing, international export, logistics, 60 inside sales reps, government compliance, equipment ...see more



Vice President, Worldwide Sales
Wintegra, Inc
2006 – 2011 · 5 yrs

Tech Start-Up, Provider of 4G Network Processors for the Telecom Infrastructure Equipment Market; acquired pre-IPO by PMC Sierra in November 2010 for $240 million

Challenged with igniting 3G & 4G Network Processor sales for the wireless systems ma ...see more



Vice President, Sales & Marketing
AMD
2001 – 2005 · 4 yrs
Shanghai City, China

VICE PRESIDENT, SALES, DISTRIBUTION, MARKETING, ASIA
P&L responsibility for $240 million in Asia. Championed all aspects of field sales, sales operations and logistics, marketing, brand development and retail merchandizing, application engineering, and finance. Led, recruited and groomed 6 direct reports, 40 technical sales and market ...see more

Vice President, Wireless Systems Sales & Marketing
Motorola
1990 – 1998 · 8 yrs
Hong Kong and Fort Worth, TX

VICE PRESIDENT, WIRELESS INFRASTRUCTURE DIVISION, FT WORTH, TX & HONG KONG
Promoted to Vice President and challenged with developing the wireless Infrastructure business in Asia from the ground floor up.

...see more

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Education



Marquette University
Master of Business Administration (MBA)

Northern Michigan University
Electronics Engineering Technology, cum laude

Skills & endorsements

Product Marketing · 32

Endorsed by **Ankur Sharma**, who is highly skilled at

 Endorsed by **10** of ★ Joe's colleagues at Zep Inc.

this


Sales · 26

 Endorsed by 3 of ★ Joe's colleagues at Zep Inc.

Product Management · 21

 Endorsed by 6 of ★ Joe's colleagues at Zep Inc.

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Recommendations

Received (3)   Given (4)

Cathy Li
Partner, China Practice at
PricewaterhouseCoopers
March 18, 2006, ★ Joe worked
with Cathy in the same group

Joe is true professional who has outstanding Guanxi within Mainland China. He is very articulate while negotiating major contracts. Also when Joe was leading the team to negotiate a JV contract, it demonstrated again of how much he knows of both culture and his strong leadership. His contributions wa... See more


Chong Lin Lim
Managing Director at
Logitron Pte Ltd
March 17, 2006, Chong Lin
reported directly to ★ Joe

Joe is a top notch leader who is very results oriented. Joe's familiarity with Asia in particular the Chinese Culture enabled him to establish wide contacts in the wireless telecommunications and electronics industries. At the same time, his ability to work within the Chinese culture supported his effort to build a ver... See more

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